Exhibit 99.1

BEST Inc. Regains Compliance with NYSE Continued Listing Standards

HANGZHOU, China, June 9, 2022 - BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced that it has received a letter from the New York Stock Exchange (the “NYSE”), dated June 2, 2022, notifying the Company that it has regained compliance with the NYSE’s continued listing standards.

On January 5, 2022, the NYSE notified the Company that it was not in compliance with the NYSE’s continued listing standards because, as of January 4, 2022, the average closing price of the Company’s American Depositary Shares (the “ADSs”) was less than US$1.00 per ADS over a consecutive 30 trading-day period.

On May 20, 2022, the Company effected a change to a new ratio of one (1) ADS to five (5) Class A ordinary shares, par value US$0.01 per share, which had the same effect as a one-for-five reverse share split.

In its letter dated June 2, 2022, the NYSE confirmed that a calculation of the Company’s average stock price for the 30-trading days ended May 31, 2022, indicated that the Company’s stock price was above the NYSE’s minimum requirement of $1 based on a 30-trading day average. Accordingly, the Company is no longer considered below the $1 continued listing criterion.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST's strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST's goals and strategies; BEST's future business development, results of operations and financial condition; BEST 's ability to maintain and enhance its ecosystem; BEST 's ability to compete effectively; BEST 's ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-added services, including freight delivery, supply chain management, and global logistics services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.
Investor relations team
ir@best-inc.com
The Piacente Group, Inc.
Yang Song
Tel: +86-10-6508-0677
E-mail: best@tpg-ir.com
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: best@tpg-ir.com